May 30, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: John Stickel

100 F Street, N.E.

Washington, DC 20549

Re:

West Coast Ventures Group Corp.

Registration Statement on Form S-1

Filed May 3, 2019

File No. 333-231223

Ladies and Gentlemen:

West Coast Ventures Group Corp. (the “Company”) provides the following response to the comment contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated May 22, 2019 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comment in the Comment Letter, we respectfully submit the following response:

General

1.

You state that the 13,000,000 shares of common stock registered for resale represent

31.62% of your common stock at May 2, 2019. Please provide your analysis that the number of shares registered is one-third or less of your presently outstanding shares held by non-affiliates. In this regard, we note the number of shares held by your sole officer and director reflected in the beneficial ownership table. Alternatively, reduce the amount of shares that you are registering under the equity line financing to an amount no more than one-third of your presently outstanding shares held by non-affiliates.

Response: We have revised the registration statement as instructed and have filed an amendment on Form S-1/A.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Thank you for your assistance and review.

Sincerely,

West Coast Ventures Group Corp.

/s/ James Nixon_________

Chief Executive Officer